STRASBURGER & PRICE, LLP
720 Congress Avenue, Suite 700
Austin, Texas 78701
512-499-3600
Lee.Polson@strasburger.com

February 29, 2016

VIA EDGAR
and FEDERAL EXPRESS

Jennifer Gowetski
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Rich Uncles REIT, Inc. Amendment No. 6 to Registration Statement on Form S-11 Filed February 26, 2016 File No. 333-205684

Dear Ms. Gowetski:

On behalf of our client, Rich Uncles NNN REIT, Inc. (formerly known as Rich Uncles REIT, Inc.), we are responding to your letter dated February 5, 2016.  On February 26, 2016, the Company filed Pre-Effective Amendment No.6 to its Registration Statement on Form S-11. Responses in this letter refer to Amendment No. 6.  We enclose five paper copies of Amendment No. 6, marked to show changes from the Amendment No. 4 to Registration Statement on Form S-11 filing made on January 8, 2016 and keyed to comments.

Please also note that we have updated the financial statements for the issuer to its fiscal year ended December 31, 2015, and we have also updated the MD&A accordingly.

General

1.           We note your response to comment 8 of our letter dated August 11, 2015, and we reissue the comment.  Your existing public website, www.RichUncles.com, does not appear to include disclaimers, restrictive legends or consistent technological measures limiting communications and making it clear that the offering is limited to California residents pursuant to Rule 147 and to non-residents of the United States pursuant to Regulation S.  Please revise accordingly and tell us how your existing public website complies with Section 5 of the Securities Act of 1933. Refer to the Securities Act Rules Compliance and Disclosure Interpretations, including Question 141.05 thereof.  We may have further comment.

Response:  We believe that the technological measures used by the Company assure that only California residents and non-residents of the U.S. are able to review the website in detail and access the subscription pages.  We also believe that given the likely use of the website on “small screen” media such as smart phones and computer notebooks, the disclosures prohibiting sales to non-residents of California provide sufficient protection against use by non-residents.  The Company has been selling its common stock using its website since 2012, and the Company believes that it does not have any investors who are not residents of California.

We are aware that recently, in January, one of the electronic filters used by the Company’s software to screen out non-residents failed to operate for a period of time.  We had this pointed out to us by a member of the New Mexico Securities Division staff who was able to get into the website, though she was unable to fill out a subscription agreement because a second filter identified her as a non-California resident.  The Company immediately contacted its software developer who fixed the problem and turned on the non-resident filter as soon as we found out about it.  The Company does not believe that this failure could have existed for more than a few days.  Despite this failure, no non-California residents invested in the offering.  The Company views this as an unfortunate error, which coincidently demonstrates the effectiveness of its redundant system to filter out non-California residents.

Securities and Exchange Commission
February 29, 2016

2.           We further note the proposed website submitted by you as sales literature on January 11, 2016.  The proposed website appears to be substantially identical to your existing public website, www.RichUncles.com, and includes projected cash distributions and returns as well as information regarding properties that you do not own.  Please revise your proposed website to be consistent with the representations in the prospectus and present a balanced discussion of the both the risk and reward of an investment.  Please refer to Industry Guide 5 and CF Disclosure Guidance: Topic No. 3 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic3.htm.  We may have further comment.

Response:  The Company will revise and resubmit the proposed website presentation.  Until the Company has submitted the revised website material and it has been reviewed by the staff, we will not use the website to sell securities or make it available for review by investors.

3.           Please provide a narrative summary of the prior performance of programs sponsored by your sponsor that invested primarily in real estate.  In your response, please include all relevant disclosure required by Section 8.A of Industry Guide 5.  Additionally, please balance your disclosure in this section by including a discussion of the major adverse business developments experienced by any prior program of your sponsor.  Refer to Section 8.A(2) of Industry Guide 5.

Response:  We have included a narrative summary of prior performance in Appendix C of Amendment Number 6 to the Form S-11.  A copy of Appendix C is attached to this letter for ease of reference.  The Sponsor and Advisor do not believe that there have been major adverse business developments experienced by either prior program.

4.           We note your response to comment 4 of our letter.  We disagree that your repurchase program is similar to those granted relief in the letters you referenced in your response.  We note, among other things, that your program appears to have no limit on the number of shares that could be repurchased other than by reference to the funds available to you, that you intend to purchase more shares than those requested to be purchased by holders who would have fewer than 500 shares subsequent to the repurchase requested, and that it is unclear what the periods are for making a request and withdrawing a request for repurchase.  Please advise or revise.

Response:  See pages 98 and 99 and Exhibit 4.3. We have revised the terms of the repurchase program and the description of the repurchase program in the prospectus to reflect the Staff’s comment number 4 and our discussions with the Staff. We have added a limit to the number of shares that may be repurchased. The limit is an annual limitation of 5% of our outstanding shares. The Company will measure such limitation on a trailing 12 calendar months basis, such that the number of shares that the Company may repurchase during any 12 calendar month period does not exceed 5% of the number of shares outstanding as of the last day of such 12 month period. We have eliminated the provisions that would allow the Company to purchase more shares than those requested to be purchased by holders who would own fewer than 500 shares subsequent to the repurchase request. In addition, we have more clearly provided that a request for repurchase in any particular month must be received at least five business days prior to the end of the month, and that a request to withdraw a previously submitted request for repurchase must be received at least five business days prior to the end of the month.

Estimated Use of Proceeds, page 35

5.           We note your response to comment 5 of our letter. We further note the disclosure in the fee tables starting on pages 3 and 44 relating to “Estimated Amount Paid in First Year of Operations (Assuming 5,000,000 Shares Are Sold).”  Please note that Industry Guide 5 references the inclusion of the maximum and minimum proceeds of the offering.  Calculations that show the amount of fees or other benefits to be paid to the advisor and its affiliates should be based on the total amount registered.  Please revise accordingly.

Response:  We deleted columns presenting the estimated sales amounts in the first year from the Estimated Use of Proceeds section (see page 35) and from the estimated fee tables (see pages 3-5 and 44-46).

Compensation, page 44

6.           We note your response to comment 7 of our letter.  Please revise your disclosure to include the information set forth in your supplemental response.  Please also tell us with a view toward disclosure how you considered any conflicts of interest relating to the board’s ability to make the final determination on your net asset value in light of the subordinated participation in distributions.

Response: See pages 49 and 50. Your prior comment 7 indicated that we should revise the prospectus to clarify how distributions to the shareholders may impact the calculation of the subordinated participation interest as it appears fees and reimbursements could be deferred to increase cash flow from operations. We have revised the prospectus to include the requested disclosure.

Securities and Exchange Commission
February 29, 2016

In addition, we advise you that we have considered the potential for a conflict of interest relating to the board’s ability to make the final determination regarding the Company’s NAV in light of the subordinated participation in distributions that may be paid to the advisor. In order to address the risks related to the potential for a conflict of interest, we have provided that our conflicts committee, which is comprised of the independent members of our board of directors, must approve the terms of the advisory agreement. See pages 54 and 55. In order to be considered independent under our articles of incorporation, a director may not own an interest in the sponsor, advisor or any of their affiliates; be employed by the sponsor, advisor or any of their affiliates; be an officer or director of the sponsor, advisor or any of their affiliates; or have any material business or professional relationship with the sponsor, advisor or any of their affiliates. See pages 36 and 54 and Section 3.1.11 of the Company’s Articles of Incorporation filed as Exhibit 3.1. Four out of seven of the Company’s directors are independent. See pages 36, 37, 38 and 39.

Further, our articles of incorporation provide that the advisory agreement may not have a term that is longer than one year term, any renewal of the advisory agreement must be approved by the independent directors and the independent directors must evaluate the performance of the advisor before renewing the advisory agreement. See pages 43, 54 and 55 and Section 5.11.4 of the Company’s Articles of Incorporation filed as Exhibit 3.1. Finally, our NAV and NAV per share calculations must be approved by our board of directors, including a majority of our independent directors. See pages 4, 45 and 47 – 50.   We believe that by requiring these independent director approvals we have eliminated  the potential for a conflict of interest with respect to the terms of the advisory agreement, including the terms of the subordinated participation in distributions that may be payable to the advisor.

The amount of the subordinated participation is related to calculations of NAV. Our board of directors, including the majority of our independent directors, will calculate NAV. See pages 47 and 49. In calculating NAV, the board of directors will rely on valuations of its assets prepared by a valuation firm that will be independent from the advisor. See pages 47 – 49. We believe that using a valuation firm that is independent from the advisor to assist with valuing the assets that will be included in the calculation of NAV and placing the ultimate responsibility for calculation of NAV with the board of directors, including the majority of our four independent directors, eliminates the potential for a conflict of interest relating to the board’s determination of NAV and the effect of that determination upon the subordinated participation in distributions that may be paid to the advisor.

7.           Please disclose whether you may increase the compensation and fees payable to your advisor and its affiliates, including your sponsor, without the consent of your stockholders.

Response:  We have added the requested disclosure on pages 4 and 45.

Calculation of Net Asset Value Per Share, page 47

In response to the following comments 8 – 10, we have completely revised the section on Calculation of Net Asset Value Per Share and renamed it Valuation Policies.  Our responses should be read in conjunction with the Valuation Policies, which we reproduce here in its entirety for ease of reference.  In the section reproduced below, we have numbered the paragraphs in order to refer to specific disclosures in answering comments 8 – 10.

Valuation Policies

1.  Our board of directors, including a majority of our independent directors, will calculate NAV annually in January as of December 31 of the prior year, beginning with the year ending December 31, 2016.  The NAV calculation will reflect the total value of all of our assets minus the total value of all our liabilities. Prior to year-end 2016 and annually thereafter, our board of directors will retain a nationally or regionally recognized independent valuation firm. The valuation firm will be provided with access to all of the information in our possession about our commercial real estate investments and other financial information that it may deem relevant to the discharge of its responsibilities. The compensation we pay to the valuation firm will not be based on the estimated values of our assets and our liabilities. Our valuation firm will not be affiliated with us, or with our advisor or its affiliates. The valuation firm will discharge its responsibilities under the oversight of our board of directors and in accordance with valuation guidelines to be adopted by our board of directors prior to the engagement of the valuation firm. Our board of directors may change the valuation firm at any time by majority vote (including a majority vote of our independent directors).

2. Our board of directors, including a majority of our independent directors, will adopt valuation guidelines to be used by our valuation firm in connection with estimating the values of our real estate assets and liabilities. These valuations will be one of several components to be used by our valuation firm in its calculation of our NAV per share.  Our valuation firm will periodically review our valuation guidelines and methodologies with our advisor and our board of directors. Any changes to our valuation guidelines will require the approval of our board of directors, including a majority of our independent directors. We will publicly announce any changes to the identity or role of the valuation firm or material changes to our valuation guidelines in reports we file with the SEC and/or via our website.

Securities and Exchange Commission
February 29, 2016

3. In conducting its investigation and analyses, our valuation firm will take into account such accepted financial and commercial procedures and considerations as it deems relevant, which may include, without limitation, the review of documents, materials and information provided by us to the valuation firm.  In connection with its review, while the valuation firm may review the information supplied or otherwise made available to it by us for reasonableness, the valuation firm will assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and will not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial information and data to be provided to or otherwise to be reviewed by or discussed with our valuation firm, our valuation firm will assume that such information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, board of directors and advisor, and will rely upon us to advise our valuation firm promptly if any information previously provided becomes inaccurate or was required to be updated during the period of its review.

4. Our valuation firm will be expected to make numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and certain factual matters.  For example, the valuation firm may be expected to assume that we have clear and marketable title to each commercial real estate property valued, that no title defects exist unless specifically informed to the contrary, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shaper are pending or being considered.  Any such valuations will necessarily be based upon market, economic, financial and other circumstances and conditions existing prior to the valuation, and any material change in such circumstances and conditions may affect the valuation firm’s analysis and conclusions.

Valuation

Valuation of Commercial Real Estate Properties

5. Wholly Owned Commercial Real Estate Properties. Upon acquisition and for the balance of the calendar year of purchase, each of our properties will initially be carried at cost (purchase price plus all related acquisition costs and expenses, such as legal fees and closing costs).  We will amortize acquisition costs and expenses over a five year period.

6. Beginning with the calendar year following the year in which we acquire a property, our valuation firm will annually value each of our wholly owned real estate properties held, directly or indirectly, by our Operating Partnership. The valuation firm will collect all reasonably available material information that it deems relevant, including information about the properties from our advisor, the valuation firm’s own sources, market information from public sources, and, when deemed necessary by our valuation firm, a physical inspection. The valuation firm will also review trends in capitalization rates, discount rates, interest rates, leasing rates, as well as a variety of macro- and micro-economic factors.

7. Based on available information, the valuation firm will estimate the value of that property. The valuation firm will consider, as appropriate, valuation methodologies, opinions and judgments, to the extent consistent with our valuation guidelines as adopted by our board of directors, and with the recommendations set forth in the Uniform Standards of Professional Appraisal Practice and the requirements of the Code of Professional Ethics and Standards of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.

8. We will calculate our Net Asset Value (NAV) per share annually in January as of December 31 of the prior year, beginning with the year ending December 31, 2016.  The NAV calculation will reflect the total value of all our assets minus the total value of all our liabilities. Our commercial real estate properties and real estate assets will constitute a significant component of our total assets.

9. Upon purchase, and for the balance of the calendar year of purchase, each real estate asset is initially carried at its purchase price, plus related acquisition costs. Commencing the first year after the year of purchase and then on an annual basis thereafter, our board of directors, with the assistance of our independent valuation firm, will value each of our commercial real estate properties and real estate assets. Significant changes in the value of our real estate properties and real estate assets may have a material impact on NAV during the course of a year before such impact is reflected in the next annual NAV calculation.

10. Between annual valuations, our advisor will monitor our real estate investments to determine whether a material event has occurred that our advisor believes may have a material impact on the most recent estimated values that were used in calculating our most recent NAV. If an event occurs that is likely to have a material impact on previously provided estimated values of the affected commercial real estate assets or related real estate liabilities, we will determine valuation adjustments that will then be incorporated into our NAV. In making such adjustments, we may rely on the assistance of our independent valuation firm and may obtain an appraisal of the subject assets.

Securities and Exchange Commission
February 29, 2016

11. For example, an unexpected termination or renewal of a material lease, a material change in vacancies or an unanticipated structural or environmental event at a property or capital market events may cause the value of a property to change materially. We will determine the appropriate adjustment to be made to the estimated value of the property based on the information available. Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on the limited information readily available at that time. Any such adjustment will be made by the board of directors, including a majority of the independent directors.

12. Any change in NAV will be reported by us on a Form 8-K, and we will file a prospectus supplement including the updated NAV. We will also report our most recently calculated NAV on each of our quarterly reports on Form 10-Q and annual reports on Form 10-K.

13. Commercial Real Estate Properties Held Through Joint Ventures.  The estimated values of real estate properties held by joint ventures that we invest in will be determined by our valuation firm on the same basis as wholly-owned commercial real estate properties. Once the valuation firm has estimated the value of a joint venture real estate property, the value of our interest in the joint venture will be calculated by applying a percentage based on the distribution provisions of the applicable joint venture agreements to the value of the underlying real estate property held by the joint venture. Newly acquired properties held in a joint venture will be initially carried at cost and subsequently valued in the manner, and at the times, described above for wholly owned properties.

Valuation of Liquid Investment Portfolio

14. Liquid non-real estate-related assets include cash and cash equivalents and other investments designed to limit our exposure to market volatility, illiquidity, interest rate or other risks. Liquid non-real estate-related assets will be valued as of the last business day of each year based on information provided by third party pricing services.

Valuation of Our Commercial Real Estate Related Liabilities

15. Our valuation firm will estimate the values of our commercial real estate-related liabilities, such as loans where we are the borrower, by using industry accepted methodologies specific to each type of liability. Typically, mortgage loans collateralized by our real estate will be valued by comparing the differences between the contractual loan terms and current market loan terms. This comparison would generally involve the present value of the remaining contractual payments and maturity amount at a market based interest rate. The market interest rate would reflect the risks associated with the loan, such as loan-to-value ratio, remaining loan term, the quality of the underlying collateral or other security, and credit risk, among other factors. Various sources could be used to estimate market terms for a specific loan, including published materials and market information gathered by other valuation experts.

16. Commercial real estate-related liabilities, such as loans, will initially be carried at cost (loan proceeds less all related costs and expenses, such as legal fees and closing costs) until the loan has been outstanding for one full calendar year following the year we enter into the loan. Thereafter, the valuation firm will estimate the value of these liabilities each year, and we will amortize the related loan costs over the remaining loan term. We will allocate the financing costs and expenses incurred in connection with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.

Calculation of Our NAV Per Share

17. Our directors, including a majority of the independent directors will use a process to calculate our annual NAV that reflects (1) annually estimated values of each of our commercial real estate assets and related liabilities, as they may be updated upon certain material events described above, (2) the price of liquid assets as of the last business day of each year, (3) accrued stockholder distributions, and (4) estimated accruals, on a net basis, of our operating revenues, expenses, debt service costs and fees.

18. Our valuation firm will report to the directors on the value of our commercial real estate assets and liabilities as of the last business day of the calendar year by beginning with the most recent estimated market values of our Operating Partnership’s commercial real estate assets and related liabilities in accordance with valuation guidelines approved by our board of directors. Our valuation firm will then subtract from the net value of the Operating Partnership’s real estate and liabilities any other partnership liabilities, including the advisor’s estimates of accrued fees and expenses attributable to the offering, accrued operating fees and expenses and accrued distributions.

19. The estimates of the values of our real estate and real estate related assets and liabilities will be reviewed by our advisor for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions. Our valuation firm may consider any comments received from the advisor to its individual appraisal reports, but the final estimated values of our commercial real estate assets and related liabilities shall be determined by our directors, including a majority of the independent directors.

Securities and Exchange Commission
February 29, 2016

20. Our directors will then add any other assets held by the REIT, which should be limited to cash and cash equivalents, and subtract an estimate of any accrued liabilities of the REIT to the extent such liabilities are not reimbursable by the Operating Partnership, which should be limited to accrued fees and reimbursements due to our advisor and sponsor, including any fees and expenses for which the advisor or sponsor have elected deferred payment,, accrued distributions and certain legal, accounting and administrative costs. The result of this calculation will determine whether any subordinated participation in distributions is due to the advisor and, if so, the amount of the subordinated participation in distributions. If a subordinated participation in distributions is due to the advisor, it will be deducted from the prior calculation and the result will be our NAV as of the end of the calendar year.

21. Our NAV per share will be determined by dividing our NAV at the end of each calendar year by the number of shares of our common stock outstanding as of the end of the last day of our calendar year, prior to giving effect to any share purchases or redemptions to be effected by January 5 of the subsequent year. We will disclose on an annual basis in a prospectus supplement filed with the SEC, the primary components of our NAV.

22. We will use the NAV per share for several purposes, including:

·           Determining the price per share at which we will sell shares to investors;
·           Determining the price per share at which the repurchase program may repurchase shares; and
·           Determining the price per share at which distributions are reinvested pursuant to our distribution reinvestment plan.

Limits on the Calculation of Our NAV Per Share

23. The overarching principle of our valuation guidelines is to produce reasonable estimated values for each of our investments, or the price that would be received for that investment in orderly transactions between market participants. However, the majority of our assets will consist of real estate assets and, as with any real estate valuation protocol, the conclusions reached by our independent valuation firm will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real estate investments. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders, depending on the circumstances at the time.

24. In addition, on any given day, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. Between valuations, our advisor will monitor our real estate investments and may recommend revisions to NAV to our directors as described in Valuation of Commercial Real Estate Properties, above.  Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on limited information that is readily available at that time. Any potential disparity in our NAV from this estimate or from the determination by our directors, including a majority of our independent director, that no adjustment is necessary may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders, depending on the circumstances at the time.

Calculation of Subordinated Participation in Distributions

25. If, based on a December 31 calculation of NAV, there has been an increase in annual NAV per share and we have made distributions to stockholders in an amount equal to or in excess of a 6.5% cumulative, non-compounded return, then the advisor would be entitled to receive its subordinated participation in distributions. We would then pay our advisor 40% of the annual increase in NAV per share, if any, multiplied by the number of outstanding shares as of each December 31, starting with December 31, 2016. NAV per share will initially be $10.00, the offering price per share in this offering. Starting December 31, 2016, NAV per share will be calculated annually as of each December 31 by our independent directors.

26. In addition, if our distributions to stockholders (from operating cash flow and deferred advisor and sponsor fees, as applicable) in a calendar year exceeds an annual 6.5% cumulative, non-compounded return, then we will pay our advisor 40% of the amount by which our distributions to our stockholders exceeds such annual 6.5% cumulative, non-compounded return. The advisor will not be entitled to receive the subordinated participation in distributions unless there is (i) an increase in NAV per share, or (ii) distributions in excess of an annual 6.5% cumulative, non-compounded return, or (iii) both (i) and (ii).

27. The subordinated participation in distributions is paid annually, if it is due, based on (i) a determination of NAV made by our directors, including a majority of our independent directors, with the initial NAV per share being set at the $10.00 per share offering price in this offer, and (ii) the amount, if any, by which distributions to stockholders (from operating cash flow and deferred advisor and sponsor fees, as applicable) in a calendar year exceeds an annual 6.5% cumulative, non-compounded return.  The subordinated participation in distributions will paid by January 31 of the subsequent year and will be paid in the form of our shares at the price then being paid by the public to purchase our shares. For the purpose of calculating the subordinated participation in distributions, only increases over the highest previous price per share paid by the public shall be included, reduced by any prior return of capital.

Securities and Exchange Commission
February 29, 2016

28. The advisor is eligible to receive the first payment of the subordinated participation in distributions in January 2017, based on the increase in NAV, if any, from the initial $10.00 per share to the NAV per share as of December 31, 2016, and the amount, if any, by which distributions to stockholders (from operating cash flow and deferred advisor and sponsor fees, as applicable) in a calendar year exceeds an annual 6.5% cumulative, non-compounded return.  However, even if there is an increase in the NAV per share, the advisor will not be entitled to receive the subordinated participation in distributions unless the stockholders have received distributions in an amount at least equal to the an annual 6.5% cumulative, non-compounded return.

29. The advisor and the sponsor, at their sole election, may defer reimbursements and fees otherwise due to them. A deferral of any fees or reimbursements owed to the advisor or sponsor will have the effect of increasing cash flow from operations for the relevant period and increase the cash available to make distributions to our stockholders.  Because payment of the 6.5% cumulative, non-compounded return is a condition that must be satisfied before the advisor can receive the subordinated participation in distributions, deferral by the advisor or sponsor of any fees or reimbursements owed to them may result in the subordinated participation in distributions being paid to the advisor at a time when the subordinated participation would otherwise not be paid, if the deferral results in us having enough cash available to pay the full amount of the 6.5% cumulative, non-compounded return.

8.           Please confirm whether you intend your quantitative NAV disclosures, or any component thereof (including, by way of example only, the values of your commercial real estate properties, real estate assets, and related liabilities) to be expertised.  To the extent your NAV disclosures will be expertised, please confirm that you will file the third party consent and revise your expert section to identify the expert and the disclosures being expertised.

Response:  The Company’s directors, including a majority of the independent directors, will be responsible to determine the value of the Company’s real estate investments on an annual basis.  They will use an independent valuation firm in order to evaluate the properties and the name of the valuation firm (which has not yet been selected) will be disclosed in the prospectus; however, the directors will not rely exclusively on the valuation firm or its report to reach their ultimate decision on valuation and will not reprint the valuation firm’s report or summarize the report in the prospectus.  The engagement agreement for the valuation firm will be filed as an exhibit to the registration statement, when it is entered into.  The use of the valuation firm is summarized in detail in paragraphs 1-19 in our Valuation Policies paragraphs above.

We confirm on behalf of the Company that, should the Company change its valuation procedures and NAV disclosures such that the NAV disclosures would be considered to be expertised, the Company will file the required expert’s consent and revise the expert section of the prospectus accordingly.

9.           Please explain to us in detail how you intend to update the prospectus to reflect significant events that will have a material impact on NAV before such impact is reflected in the NAV calculation.

Response:  As a preliminary matter, please see the undertakings in Item 37 of Part II of the registration statement.

In general, and without limiting the undertakings in Item 37, we advise you supplementally that the Company will follow the procedures set forth below to update the prospectus to reflect significant events that may have a material impact on NAV before such impact is reflected in the NAV calculation.

The Company will update the prospectus by filing a supplement each time there is an occurrence that causes the previous disclosure to no longer be complete and accurate in all material respects, although not every such change will have a material impact on NAV. If there is a fundamental change in the previous disclosure, then the Company will file a post-effective amendment to the registration statement rather than a prospectus supplement and stop making sales under the previous prospectus until the Commission has declared the post-effective amendment effective.

Upon making an acquisition, the Company’s properties will initially be carried at cost (purchase price plus all related acquisition costs and expenses, such as legal fees and closing costs), so the Company would not normally expect that an acquisition would have a material impact on NAV. However, each time that there arises a reasonable probability that a property which represents a significant portion of our assets will be acquired, the Company will file a prospectus supplement describing each properly not previously identified in the prospectus. The supplements regarding acquisitions will include information regarding the financing, the fees payable to the advisor and its affiliates and the proposed closing date. When an acquisition which represents a significant portion of our assets is completed, the Company will file another prospectus supplement that contains information about the property called for by the applicable disclosure requirements of Form S-11. At least once every three months, the Company will file a post-effective amendment that consolidates all such prospectus supplements. The post-effective amendment consolidating the acquisition supplements will contain audited financial statements meeting the applicable requirements of Regulation S-X.

Securities and Exchange Commission
February 29, 2016

After the registration statement is declared effective, the Company will be subject to the reporting requirements of the Exchange Act and will file all reports required to be filed under the Exchange Act, including reports on Form 8-K, Form 10-Q and Form 10-K. If and to the extent that information included in any of those reports constitutes a change or update of information previously included in a prospectus, the Company will file a prospectus supplement or post-effective amendment, as applicable. For example, the Company expects that it will update its prospectus to include any financial information or Management’s Discussion and Analysis of Financial Condition and Results of Operations included in a Form 10-Q or Form 10-K.

In addition, between valuations of NAV, the Company’s advisor will monitor the Company’s real estate investments and may recommend revisions to NAV to the Company’s board of directors.  Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on limited information that is readily available at that time. Any potential disparity in the Company’s NAV from this estimate or from the determination by the Company’s directors, including a majority of its independent director, that no adjustment is necessary may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders, depending on the circumstances at the time. Any changes in NAV and NAV per share will be included in a report on Form 8-K, Form 10-Q and/or Form 10-K, if applicable, or will be provided by the Company to its stockholders in a separate written notice to the stockholders. In addition, the Company will file a prospectus supplement or post-effective amendment, as applicable, including any changes to NAV or NAV per share.

Our prospectus disclosures on this subject are contained in Valuation Policies paragraphs 10-12 and 23-24 above.

10.           Please provide us, on a supplemental basis, with your template for future NAV disclosures, including any key assumptions or methodologies that will be used in such calculations. We may have further comment.

Response:

Template:  The valuation process is described in Valuation Policies paragraphs 17-21 above.  A tabular summary follows:

Valuation firm reports on value of real estate assets and liabilities
Board and advisor reviews report
Board adds value of other assets
Advisor calculates subordinated participation fee due and any other fees due for year and reports to Board.
Board reviews and approves calculation of advisory fees
Board subtracts accrued liabilities, including accrued and/or deferred advisory, sponsor and other fees and reimbursements and accrued payable subordinated participation in distributions
Board arrives at NAV
Board divides NAV by number of shares outstanding at year end to arrive at NAV per share

Key Assumptions:  We have included a discussion of key assumptions in Valuation Policies paragraphs 3-4 above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

11.           We note your response to comment 10 of our letter and your disclosure that you “intend to solicit the shareholders of Rich Uncles I.”  We continue to believe that you should tell us how you intend to solicit shareholders and limited partners of Rich Uncles I in compliance with the registration requirements of the Securities Act or pursuant to an exemption.  We may have further comment.

Response:  See prospectus page 67.  The Company will not solicit shareholders of Rich Uncles I to become limited partners in the Operating Partnership at this time, and we have deleted this statement from the prospectus.  If the Company later decides to engage in such a solicitation, including an exchange offer, the Company will consider whether the solicitation requires filing a Form S-4 registration statement or another registration statement regarding their solicitation, prior to making the solicitation.

Appendix C:  Prior Performance, page C-1

12.           Please provide us with a detailed explanation of why you have not provided the disclosures required by Table III – Operating Results of Prior Programs, Table IV – Results of Completed Programs, and Table V – Sales or Disposals of Properties, respectively, of Industry Guide 5. Refer to Industry Guide 5 and CF Disclosure Guidance: Topic No. 6.  We may have further comment.

Response: Appendix C has been revised to include Table III – Operating Results of Prior Programs.  Table VI – Acquisitions of Property by Programs, which was included in Appendix C of Amendment No. 4, has been moved to Part II of the registration statement and has been summarized in Appendix C.

Securities and Exchange Commission
February 29, 2016

The Company, the Sponsor and their affiliates have no completed programs and have never sold or disposed of any properties, so they have no information on programs or properties to include in Tables IV or V.  We have included a statement to that effect in the second paragraph of Appendix C.  A copy of Appendix C and Table VI is attached to this letter for ease of reference.

Division of Trading and Markets

13.           We note your response to comment 12 of our letter.  Please confirm that there is no secondary trading market (public or private, including on any online auction platforms) for the company’s common stock and that the company will terminate its share repurchase program during the distribution of its common stock in the event that such a trading market for the company’s common stock develops.

Response:  See prospectus pages 98 and 99.  We confirm that there is no secondary market (public or private, including on any online auction platforms) for our common stock.   The prospectus currently states that under the program, “The share repurchase program can only exist so long as there is no trading market for our common stock.”  We have amended the prospectus under “Repurchase Program – Amendment, Suspension or Termination of Program and Notice” to include the following paragraph.

“The repurchase program shall immediately terminate, without further action by the board of directors or any notice to our stockholders, if our shares are approved for listing on any national securities exchange or included for quotation in a national securities market or a secondary trading market for our shares otherwise develops.” See page 99 and Section 5 of the Company’s Share Repurchase Program filed as Exhibit 4.3.

A similar statement was also deleted from page 5 of the prospectus.

14.           We note your response to comment 13 of our letter.  Please supplementally provide us, separately for each officer and affiliate of the Company, including Hofer, Mackler, Wirta, the Company’s Sponsor, Advisor, and Operating Partnership, and all subsidiaries, parent companies, and officers and owners of the Company's Sponsor, Advisor, and Operating Partnership, estimates of the total amount of compensation, administrative charges, fees, participations in distributions, and any other remuneration expected to be received by such person and entity in connection with the Company's (i) organization and proposed public offering, (ii) operation, and (iii) liquidation, assuming 5 million shares of the Company's common stock are sold, the Company uses its target leverage of 50%, the annual increase in the Net Asset Value per share of the Company's common stock is sufficient for the Company to be able to pay its investors an annual 7.5% cumulative, non-compounded return, and the company is liquidated after five years of operation. For each such person and entity, please provide a breakdown of each type of remuneration, and the amount of each type of remuneration, expected to be received in connection with the Company's (i) organization and proposed public offering, (ii) operation, and (iii) liquidation.

Response:  None of the officers and affiliates of the Company1, including Messrs Hofer, Makler, Wirta, the Company’s Sponsor, the Operating Partnership or its general partner will be separately compensated by the Company.  All compensation paid by the Company will be paid to the Advisor.  Any compensation received by Messrs. Hofer, Makler and Wirta will be received for their services to, and from their ownership interest in, the Advisor.  The following table illustrates this and estimates total compensation, based on the assumptions listed below.

	Messrs. Wirta, Hofer & Makler	"Sponsor" Rich Uncles, LLC	"Advisor" Rich Uncles NNN REIT Operator, LLC	Rich Uncles NNN Operating Partnership, LP & its General Partner
Organization and Offering Stage
Organization and Offering Expenses	$–	$–	$1,500,000	$–
Acquisition and Operations Stage
Acquisition Fee	$–	$–	$2,910,000	$–
Asset Management Fee	$–	$–	$5,820,000	$–
Financing Coordination Fee	$–	$–	$–	$–
Property Management Fee	$–	$–	$–	$–
Operating Expenses	$–	$–	$485,000	$–
Independent Director Compensation	$–	$–		$–
Disposition Fee	$–	$–	$–	$–
Subordinated Participation inDistributions	$–	$–	$1,340,000	$–
Liquidation Stage
Disposition Fee	$–	$–	$3,152,985	$–
Liquidation Fee	$–	$–	$335,000	$–
			$15,542,985

Securities and Exchange Commission
February 29, 2016

FUNDAMENTAL ASSUMPTIONS

1      "5 million shares of the Company's common stock are sold"
All shares sold for $10 per share during the first year of operations; total proceeds from sale of shares = $50,000,000

2      "Company uses target leverage of 50%" and "Company is liquidated after five years of operation"
Acquisition Fee = $50,000,000 x 97% / 50% x 3% = $2,910,000
Asset Management Fee = $50,000,000 x 97% / 50% x 1.2% x 5 = $5,820,000
No properties refinanced during 5 year time frame and thus no Financing Coordination Fees earned
No tenant defaults during 5 year time frame and thus no property management responsibilities undertaken
Reimbursable Operating Expenses = 0.1% per year of Assets Under Management (AUM) = $50,000,000 x 97% / 50% x .1% x 5 = $485,000
No properties sold during Acquisitions and Operations Stage and no Disposition Fees earned

3      "Annual increase in the Net Asset Value per share of the Company's common stock is sufficient for the Company to be able to pay an annual 7.5% cumulative, non-compounded return"
6.5% annual dividend yield to payable to investors, AND 1.0% annual increase in Net Asset Value per share resulting in annual 7.5% cumulative, non-compounded return to investors
NAV increases 1.67% annually, shared 60% to investors (= 1.0%) and 40% to Advisor (= .67%)
Subordinated Participation in Distributions = $50,000,000 x .67% x 4 = 1,340,000

4      "Company is liquidated after five years of operation"
Disposition Fee = $50,000,000 x 97% / 50% x (1+(1.67% x 5) x 3% = $3,152,985
Liquidation Fee = $50,000,000 x .67% = $335,000

We trust that the foregoing information adequately responds to your comments.  If you have additional questions or comments, please contact me.

Very truly yours,

Lee Polson
Strasburger & Price, LLP

1 However, the independent directors will receive shares of Company common stock as compensation for attending meetings as described on pages 4 and 45.

Securities and Exchange Commission
February 29, 2016

APPENDIX C

PRIOR PERFORMANCE

Prior Performance is Not Indicative of Future Results

The information presented in this section represents the historical experience of the two real estate programs managed and sponsored over the last ten years by Messrs. Wirta and Hofer. Investors should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior real estate programs. The prior performance of the real estate investment programs sponsored by affiliates of Messrs. Wirta and Hofer may not be indicative of our future results.

The two prior programs discussed below both had as their advisor Rich Uncles, LLC (formerly named Nexregen, LLC), which is our sponsor.  Both programs are still in existence and operating, and neither program has ever sold or transferred any of the properties they have acquired.

The information in this appendix shows relevant summary information concerning real estate programs sponsored by our sponsor and its affiliates, including (1) experience in raising and investing funds (Table 1); (2) compensation to sponsor (Table 2); and (3) acquisitions of property by program (Table 3).  The purpose of this prior performance information is to enable you to evaluate accurately the experience of our sponsor and its affiliates in sponsoring like programs. The following discussion is intended to summarize briefly the objectives and performance of the prior real estate programs and to disclose any material adverse business developments sustained by them.
The prior programs were deemed to be similar in nature to our objectives because they raised funds from offerings for the purpose of acquiring commercial real estate as long term investments for eventual sale.  Both of the listed offerings were exempt from registration requirements under the Securities Act of 1933 because they were intra-state offerings sold pursuant to SEC Rule 147.  Each offering was registered with the state securities administrator in the state where each offering was sold and the real estate properties were acquired and operated.  Thus, while both programs conducted a public offering of securities, neither offering was registered with the SEC, and therefore the programs are not considered to be “public programs” under the SEC’s rules related to real estate investment programs.  Neither of the programs has filed any annual reports or other reports with the SEC.

Nexregen Firewheel Real Estate Investment Trust (“Firewheel”) was formed in 2007 as a Texas real estate investment trust to make a public, intra-state offering of common stock registered with the Texas State Securities Board. The proceeds were used by Firewheel to invest in the Firewheel Village Shopping Center, an existing shopping center located in Garland, Texas.  In 2008, Firewheel converted from a real estate investment trust to a limited partnership.  The partnership continues to own and operate the shopping center. Firewheel has not made additional sales of securities or investments in properties since 2008.  Its offering of common stock to investors closed in 2008.

Rich Uncles Real Estate Investment Trust I (“Rich Uncles I”) was formed in 2012 as a California real estate investment trust to make a public, intra-state offering of common stock registered with the California Department of Business Oversight.  Rich Uncles I’s current operations consist primarily of acquiring and operating single tenant business properties, similar to our plan of business.  All of its properties consist of buildings which were in existence and subject to long term leases to tenants at the time of purchase.  Rich Uncles I is still selling common stock to the public but expects to cease sales of its stock after we begin selling our Company’s common stock.

The programs together raised an aggregate of $35,166,110 from a total of 1,720 investors from their inceptions through December 31, 2015.  The property purchased by Firewheel consists of one shopping center located in Garland, Texas.  All of the properties purchased by Rich Uncles I consist of single tenant, triple net, commercial leased properties located in California.  The shopping center purchased by Firewheel comprises 24% of the purchase price of all properties purchased by both programs, and the commercial properties purchased by Rich Uncles I comprise 76% of the purchase price of all properties purchased by both programs.

Neither of the programs has sold or transferred any of the properties which they acquired.

All information in the following tables is as of December 31, 2015.

Securities and Exchange Commission
February 29, 2016

TABLE 1
EXPERIENCE IN RAISING AND INVESTING FUNDS
December 31, 2015
(Unaudited)

The following table shows the experience of the two prior real estate programs sponsored by the sponsor in raising and investing funds.

	Firewheel		Rich Uncles I	(1)
Dollar amount offered	$1,252,780		$50,000,000
Dollar amount raised	360,500		35,195,000
Less offering expenses
Selling commissions	–		–
Organizational expenses	10,815	(2)	1,033,068
Percent available for investment	97%		97%
Acquisition Costs
Cash down payment	346,223		33,306,000
Acquisition fees	6,462	(3)	833,120
Total acquisition costs	349,685		134,139,150
Percentage leverage (mortgage financing divided by total acquisition cost)	78%	(4)	18%
Length of offering (in months)	14		44	(5)
Months to invest 90% of amount available for investment (measured from beginning of offering)	1	(6)	N/A	(7)

(1)          Rich Uncles I is currently in the offering stage.

(2)          Firewheel paid organization and offering expenses equal to 3% of offering proceeds.

(3)          Firewheel paid acquisition fees equal to 1% of the cost of its interest in the property.

(4)          The partnership in which Firewheel invested paid an initial purchase price of the property, inclusive of all costs and fees paid to its advisor and others, of approximately $13,343,000.  The property was encumbered by a loan of $10,400,000.

(5)          Through December 2015.

(6)          Firewheel invested in units of limited partnership in a real estate investment partnership which was formed and acquired its real estate investment prior to the commencement of the Firewheel offering. As a result, all offering proceeds from the Firewheel offering were invested in property as soon as practicable after acceptance of subscriptions.

(7)          Rich Uncles I is continuing to acquire properties.

Securities and Exchange Commission
February 29, 2016

TABLE 2
COMPENSATION OF SPONSOR
(Unaudited)

This table shows the compensation paid in the prior programs sponsored by the sponsor.  Both of these programs continue in operation, and neither of them have disposed of any properties.  In 2008, Firewheel was converted from a REIT into a limited partnership, which continues to own and operate the property which Firewheel acquired.  Fee totals for Firewheel include fees paid by both the REIT during its existence and the limited partnership since its formation.

	Firewheel	Rich Uncles I(1)
Date offering commenced	September 2007	April 2012
Dollar Amount raised	$360,500	$34,805,611
Amount paid to sponsor from proceeds of offering (2)
Underwriting fees	–	–
Acquisition fees	10,815	840,900
Dollar amount of cash generated from operations before deducting payments to sponsor
Amount paid to sponsor from operations (3)
Management / advisory fees	275,520	11,057	(4)
Reimbursements	–	–
Leasing commissions	–	–
Other	–	–

(1)                      Rich Uncles I is currently in the offering stage.

(2)                      For each offering, the program pays no underwriting fees and no other fees during the offering stage except for an acquisition fee to the sponsor of 1% of the proceeds available for investment.  Firewheel paid an estimated $10,815 for acquiring its interest in the operating partnership in which it invested.  Rich Uncles I paid acquisition fees totaling $840,900.

(3)                      Although the advisory agreement between Rich Uncles I and the advisor provides for payment of financing coordination fees, property management fees, leasing commissions and operating expense reimbursements, no such fees or reimbursements were paid in 2015, 2014 or 2013.

(4)                      Rich Uncles I paid asset management fees of $6,170 and $4,887 in 2014 and 2013, respectively, and has accrued asset management fees totaling $83,969 in 2015.

No dispositions from either program have occurred, and therefore no sales or refinancing fees, real estate commissions or other fees have been paid to the sponsor from dispositions.

Securities and Exchange Commission
February 29, 2016

TABLE 3
OPERATING RESULTS OF PRIOR PROGRAMS

Nexregen Firewheel Real Estate Investment Trust (1)

	2009	2010	2011	2012	2013	2014	2015
Gross Revenues	1,388,832	1,216,996	1,334,711	1,344,148	1,380,082	1,378,385	1,376,769
Profit on sale of properties (2)	-	-	-	-	-	-	-
Net Income – GAAP Basis	(46,079)	(135,816)	(66,006)	(44,404)	(35,183)	(18,561)	(77,081)
Taxable Income	----------	----------	----------	----------	----------	----------	----------
– from operations	(79,590)	(230,590)	(64,194)	(49,930)	(34,942)	(18,500)	(61,780)
– from gain on sale	-	-	-	-		-	-
Cash generated from operations	202,114	188,965	200,139	302,343	282,238	270,797	283,838
Cash generated from sales (2)	-	-	-	-	-	-	-
Cash generated from refinancing (2)	-	-	-	-	-	-	-
Cash generated from operations, sales and refinancing	202,114	188,965	200,139	302,343	282,238	270,797	283,838
Less: Cash distributions to investors	----------	----------	----------	----------	----------	----------	----------
– from operating cash flow	202,114	183,571	200,139	302,343	258,019	270,797	262,165
– from sales and refinancing (2)	-	-	-	-	-
– from other	68,767	-	26,844	11,569	-	8,465
Cash generated (deficiency)after cash distributions	(68,767)	5,394	(26,844)	(11,569)	24,219	(8,465)	21,673
Less: Special items (not including sales and refinancing)	-	-	-	-	(14,005)	-
Cash generated (deficiency) after cash distributions and special items	(68,767)	5,394	(26,844)	(11,569)	10,214	(8,465)	21,673
Tax and Distribution Data Per $1000 Invested
Federal Income Tax Results:
Ordinary Income (Loss)
– From operations	-	-	-	-	-	-	-
– from recapture	-	-	-	-	-	-	-
Capital gain (loss)	-	-	-	-	-	-	-
Cash Distributions to Investors – Source
–Investment income	202.114	183.571	205.533	302.343	258.019	279.262	262.165
–Return of capital	68.767		21.450	11.569

Amount (in percentage terms) remaining invested in program properties at the end of 2015							100%

(1)           The program’s investment objective is to own and operate a single shopping center in Garland, Texas.
(2)           The program has never sold or refinanced its only property, which it still owns and operates.

Securities and Exchange Commission
February 29, 2016

TABLE 3
OPERATING RESULTS OF PRIOR PROGRAMS (Continued)

Rich Uncles Real Estate Investment Trust I

	2012	2013	2014	2015
Gross Revenues	37,166	83,066	191,847	1,527,120
Profit on sale of properties (2)	-	-	-	-
Net Income – GAAP Basis	4,134	11,710	(275,294)	(791,708)
Taxable Income
– from operations	15,375	13,882	(227,050)	(785,000)
– from gain on sale	-	-	-	-
Cash generated from operations	8,018	31,974	118,486	485,039
Cash generated from sales (2)	-	-	-	-
Cash generated from refinancing (2)	-	-	-	-
Cash generated from operations, sales and refinancing	8,018	31,974	118,486	485,039
Less: Cash distributions to investors
– from operating cash flow	8,018	29,300	32,508	928,643
– from sales and refinancing (2)	-	-
– from other	7,791	-
Cash generated (deficiency)after cash distributions	(7,791)	2,674	85,978	(443,604)
Less: Special items (not including sales and refinancing)	-	-	-
Cash generated (deficiency) after cash distributions and special items	(7,791)	2,674	85,978	(443,604)
Tax and Distribution Data Per $1000 Invested
Federal Income Tax Results:
Ordinary Income (Loss)
– From operations	2.306	2.082	-	-
– from recapture	-	-	-	-
Capital gain (loss)	-	-	-	14.40
Cash Distributions to Investors – Source
–Investment income	15.809	5.365	-	-
–Return of capital		23.935	52.788	35.18

Amount (in percentage terms) remaining invested in program properties at the end of 2015				100%